April 22, 2005


PUBLIC SUBMISSION
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Mr. Steven Jacobs

Re: MSGI Security Solutions, Inc.
       Form 10-K for the year ended June 30, 2004
       File No. 1-01768

Dear Mr. Jacobs

Set forth below are responses to comments received from the Commission's Staff by letter addressed to the Registrant dated March 30, 2005 (the "Staff Correspondence") with respect to the Form 10-K for the year ended June 30, 2004 as filed by MSGI Security Solutions, Inc., formerly known as Media Services Group, Inc. (the "Registrant). For your convenience the Staff's comments have been restated below in boldface type; the numbers and bullets thereof correspond to the numbers and bullets assigned to the comments contained in the Staff Correspondence; and the text of the Registrant's responses thereto, where appropriate, appear immediately below each such comment.



Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations, Capital Resources and Liquidity, pages 22-25

1. Please revise your discussion of cash flow from operating activities to discuss the underlying drivers impacting the changes in working capital. Simply identifying that components of working capital changed does not provide a sufficient basis to analyze your cash flow from operating activities. For example, we note that changes in accounts payable and accrued expenses significantly impacted the cash flow, but are not provided with an understanding of what caused those changes. Refer to the Interpretive Guidance in SEC Release 33-8350.

MSGI has revised the discussion of cash flow from operating activities and has included disclosures which discuss changes in specific accounts which were the primary underlying factors in the results of cash flow from operating activities. These revisions can be found on page 9 of the Form 10-K/A which accompanies this correspondence.


Item 9(a) - Controls and Procedures, pages 27-28

2. We note your disclosure that your officers have concluded that your internal controls are effective. Please revise to omit this disclosure since the conclusion is confusing to investors without the other information described in Item 308 of Regulation S-K.

MSGI has revised the stated conclusion section to omit the specific language regarding internal controls. These revisions can be found on page 13 of the Form 10-K/A which accompanies this correspondence.


3. Supplementally advise us, in detail, of the facts and circumstances that resulted in identification of material weakness in internal controls by your auditor. Additionally, disclose in reasonable detail the basis for the officer's conclusions that the company's disclosure controls and procedures were nonetheless effective as of the end of the period covered by the report in light of the material internal control weakness identified by your auditor.

During the course of performing the audit of financial results for the year ended June 30, 2004, our independent auditors determined that a particular non-routine transaction involving options to purchase common shares issued as compensation for consulting services to an independent third party was not treated efficiently or properly by MSGI. The resulting proposed audit adjustment of approximately $377,000 was recorded as non-cash compensation expense in the Consolidated Statements of Operations. This transaction lead our independent auditors to conclude that there was a material weakness in the company's ability to gather, analyze and report information relative to the financial statement assertions in a timely and effective manner. The independent auditors cited a lack of sufficient resources and a relative insufficient level of monitoring and oversight as a result of the lack of resources. The primary reason for the apparent weakness was the limited size of the company's accounting department. The company has operated with a limited accounting staff, consisting of a Controller and a Chief Accounting Officer, since its divestiture of all legacy direct marketing and telemarketing operations. All prior corporate and subsidiary accounting staff were no longer with the company as a result of the divestitures.

Although our independent auditors cited their opinion of a material weakness, the company's officers concluded that the disclosure controls and procedures were nonetheless effective. As a result of process and procedure examination, the officer's maintain that, although true that the accounting staff is at minimal levels, the transactional activity of the company, during its growth phase, is such that it may be effectively handled with such reduced staffing. The communications between accounting staff and senior management was deemed to be effective and the accounting staff ability to meet the demands of public report is sufficient. As the company continues its growth, it is the intention of management to increase the number of accounting staff in order to maintain sufficient and acceptable reporting capabilities.



4. Revise the disclosure to discuss the specific steps that the company has taken, if any, to remediate the material weakness and disclose whether the company believes that the material weakness still exists at the end of the period covered by the report.

MSGI has revised the particular disclosure to include the language requested. These revisions can be found on page 13 of the Form 10-K/A which accompanies this correspondence.


5. We note your disclosure that your "Disclosure Controls are effective to ensure that material information relating to the Company and its consolidated subsidiaries is made known to management." Revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

MSGI has revised the particular disclosure to include the language requested. These revisions can be found in the Form 10-K/A which accompanies this correspondence.


6. We also note that your Disclosure Controls are effective "during the period when (y)our period reports are being prepared". Please revise to state whether they are effective at June 30, 2004 as required by Item 307 of Regulation S-K.

MSGI has revised the particular disclosure to include the language requested. These revisions can be found on page 13 of the Form 10-K/A which accompanies this correspondence.

Consolidated Statements of Operations, page 37


7. In future filings, please separately disclose interest income and interest expense. Refer to Rule 5-03 of Regulation S-X.

MSGI acknowledges this request and will make the separate disclosures in future filings.

Consolidated Statements of Cash Flows, page 40

8. In a supplemental response, please tell us what consideration you gave to including the $1,000,000 loan to a related party and all related activity within investing activities. Reference is made to SFAS 95, paragraphs, 15-17.


When originally recorded during the year ended June 30, 2002, the related party loan was correctly classified and reported within investing activities on the Consolidated Statements of Cash Flows. During the year ended June 30, 2003, MSGI experienced a change in accounting staff as well as a change in independent auditors. The classification of the loan was reassessed during 2003 and it was determined that the classification of the loan activity to financing activities would be appropriate due to certain language in the loan agreement related to change of control provisions. It was felt, at the time, that due to the Company's activities in divesting all of its legacy direct marketing businesses in 2003, that a change of control was quite possible and that, under these circumstances, the loan could have been forgiven or included in assets distributed to shareholders. However, the Company inadvertently reclassified 2002 activity in the 2003 Form 10-K. Upon further current contemplation, we now believe that the loan principle and related activity should indeed be classified within the investing activities section. We have revised the Consolidated Statements of Cash Flows for the years ended June 30, 2004, 2003 and 2002 within the Form 10-K/A filed in conjunction with this correspondence to properly reflect this revision.
..


9. In future filings, please separately disclose the components of cash flows from discontinued operations within the relevant categories and consistently for each period. Also, please ensure that material amounts are not netted within each category.

MSGI acknowledges this request and will make the requested separate disclosures in future filings.


Note 3. Acquisitions, page 46


10. In future filings and supplementally to us, please include a condensed balance sheet of the assets and liabilities acquired from FDA and include all relevant disclosures required by paragraph 51 and 52 of SFAS 141.

MSGI acknowledges this request and will include in future filings as appropriate. Please be advised that, at the time of acquisition by MSGI, there were no assets or liabilities in FDA. FDA was a new, privately held company and, as such, had no assets, liabilities or operations. Goodwill was recognized on the acquisition due to the capital structure of FDA and the related minority interest. The capitalization of FDA, at acquisition, consisted of 100 shares of stock at par value of $.01 per share.

Note 7. Goodwill and Other Intangible Assets, pages 48-49

11. We note that you recharacterized non-contractual customer relationships of approximately $800,000 upon adoption of SFAS 142. Please tell us how you came to the conclusion that these non-contractual customer relationships did not meet the separability criterion of SFAS 141, paragraph A21.

The non-contractual customer relationships of approximately $800,000 related to the value of client database lists that were under management of entities that were acquired by MSGI. These lists do not meet the separability criterion as they could not be divided from the acquired entity and sold, transferred, licensed or exchanged. The lists in question were not owned by or licensed by the acquired entity. The lists remained the property of independent third party clients and were only under the management of the acquired entity. Also relevant was the fact that the relationship between MSGI the independent third party client was controlled by an individual list manager employed by MSGI / the acquired entity. If the list manager was successful in directing the relationship and produced significant revenues for the client and were to leave the employ of MSGI, the independent third party would most likely leave the relationship with MSGI and follow the list manager. Please make note that the amount in question no longer appears on the Consolidated Balance Sheet of MSGI, as all goodwill and long-lived assets related to the legacy direct marketing businesses have been written off with the divestitures of said businesses during the fiscal years ended June 30, 2003 and June 30, 2004.




Note 14. Commitments and Contingencies, pages 50-51

12. We note that during the year ended June 30, 2004, you reversed reserves of approximately $760,860 related to litigation with Red Mountain, LLP. In a supplemental response, please tell us how you accounted for the reversal of these reserves. In addition, tell us what consideration you gave to including this reserve on Schedule II - Valuation and Qualifying Accounts.

The original accrued liabilities for discontinued operations and the related legal fees were recorded at year end June 30, 2000. The liabilities were set up in accordance with SFAS 5 for losses expected in the litigation with Red Mountain LLP. The former majority owned subsidiary, WiredEmpire, Inc. was one of the internet related discontinued operations involved in this matter. The Red Mountain, LLP litigation was related to the discontinuation of the operations of WiredEmpire, Inc. The original liability was recorded in accrued liabilities for discontinued operations on the consolidated balance sheet and to loss from discontinued operations on the consolidated statement of operations for the year ended June 30, 2000. The lawsuit was subsequently settled during the year ended June 30, 2004 in favor of the Company. Therefore, the accrued potential liabilities were reversed to the same discontinued operation accounts that were involved in recording the original accruals.

These accrued liabilities were not included in Schedule II as they were not deducted from any assets for which they may apply, nor were they reported under a balance sheet caption Reserves, as per Rule 12-09 of Regulation S-X. These amounts were reported as accrued liabilities in the balance sheet as of the years ended June 30, 2002 and 2003.

Note 16. Common Stock, Stock Options and Warrants, pages 52-54

13. In future filings please include all disclosures required by SFAS 123. Under SFAS 123, the following information should be disclosed for all periods for which an income statement is presented:

o The number and weighted-average exercise prices of options for each of the following groups of options: (1) those outstanding at the beginning of the year, (2) those outstanding at the end of the year, (3) those exercisable at the end of the year, and those (4) granted, (5) exercised, (6) forfeited, or (7) expired during the year.

o The weighted-average grant-date fair value of options granted during the year. If the exercise prices of some options differ from the market price of the stock on the grant date, weighted-average exercise prices and weighted-average fair values of options shall be disclosed separately for options whose exercise price (1) equals, (2) exceeds, or (3) is less than the market price of the stock at the grant date.

In addition, the range of exercise prices should be disclosed for options outstanding at June 30, 2004.

MSGI acknowledges this request and will make the requested disclosures in future filings.

Note 18. Gain on Termination of Lease, page 55

14. In future filings, please consider disclosing a disaggregate rollforward of activity for each abandoned lease reserve. For example, we note your discussion of a lease termination in Item 2, but cannot determine if it is included in the existing liability. In addition, please ensure your disclosure includes adequate explanation of any adjustments. Reference is made to EITF 94-3 and SAB Topic 5P.

MSGI acknowledges this request and will make the requested disclosures in future filings.




We wish to thank the Securities and Exchange Commission for its assistance in helping MSGI Security Solutions, Inc. create and provide more accurate and compliant disclosures in our required filings. I hope that the information provided is helpful in your efforts. Please feel free to contact me at your convenience should you have any questions or concerns.

Very Best Regards

/S/ Richard J. Mitchell III
----------------------------
Richard J. Mitchell III
Chief Accounting Officer
MSGI Security Solutions, Inc